BARNETT & LINN
ATTORNEYS AT LAW
23548 Calabasas Road, Suite 106 • Calabasas, CA 91302
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

August 15, 2017

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Pamela A. Long, Assistant Director
Edward M. Kelly, Senior Counsel

	Re:	2050 Motors, Inc. (“Registrant” and/or “Company”)
Preliminary Information Statement on Schedule 14C
Filed on July 26, 2017
File No. 1-13126

Gentlepersons:

The Registrant hereby responds to the Commission’s comment letter dated August 14, 2017 (“Comment Letter”).

General

1. In response to your Comment No. 1, please be advised that the Registrant’s solicitation was effected in accordance with an exemption from the proxy rules for soliciting proxies under Section 14a of the Exchange Act pursuant to Section14a2-b(2). In addition to the two officers and directors, all of the additional persons solicited are either relatives, or personal friends and advisors of the Registrant and its officers and directors and all are the largest shareholders of the Registrant.

2. In response to your Comment No. 2, we apologize for the mix up regarding the filing of the Definitive Schedule 14C. Through an inadvertent error on the part of the Registrant the August 2, 2017 email notice of the SEC’s commencement of a review was not reported to the officers, directors or attorneys for the Registrant. Although the Definitive Schedule 14C was filed with the Commission on August 10, 2017, we have been able to stop the mailing of the Schedule 14C to any of the Registrant’s shareholders.

We believe that we have responded to all your comments fairly and reasonably. We await your approval to mail. Please do not hesitate to contact the undersigned should you have any further questions regarding the responses above.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,

Barnett & Linn

William B. Barnett

WBB: scc

cc/ Mr. M. Hu, President